SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

                              SEC File No. 0-26447

      Report of Foreign Private Issuer Pursuant to Rules 13a-16 and 15d-16
                   under the Securities Exchange Act of 1934


For the nine month period ending December 31, 2000.

                       LEADER MINING INTERNATIONAL, INC.
                (Translation of registrant's name into English)

         400 - Fifth Avenue, SW., Suite #810, Calgary, Alberta T2P 0L6
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F   X                 Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes   X                       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-2467

                        LEADER MINING INTERNATIONAL INC.
                          INTERIM FINANCIAL STATEMENTS

                       NINE MONTHS ENDED DECEMBER 31, 2000

                           CONSOLIDATED BALANCE SHEET

                                                       AS AT               AS AT
ASSETS                                           DEC. 31, 00        MARCH 31, 00
------                                           -----------        ------------
CURRENT ASSETS

     Cash                                           $  9,210          $  211,125
     Accounts Receivable                                   0              17,298
     Goods & Services Tax Receivable                  14,591               3,426
     Share Subscription Receivable                   357,750                   0
     DEPOSITS AND PREPAID EXPENSE                    361,085              13,619
                                                     --------             ------
                                                     742,636             245,468

CAPITAL ASSETS                                        25,509              24,829
DEFERRED EXPLORATION EXPENDITURES,
      NET OF WRITE DOWN                            8,096,713           8,004,148
                                                   ----------          ---------

                                                  $8,864,858          $8,274,445
                                                  ===========         ==========

LIABILITIES

CURRENT LIABILITIES
     Accounts Payable and Accrued Liabilities         84,130              55,643

DUE TO RELATED PARTIES                                 5,015                   0
                                                   ----------          ---------
                                                      89,145              55,643
                                                      -------             ------
SHAREHOLDERS' EQUITY

CAPITAL STOCK                                     21,854,590          20,963,315
DEFICIT                                         (13,078,877)        (12,744,513)
                                                ------------        ------------
                                                   8,775,713           8,218,802
                                                ------------        ------------
                                                  $8,864,858          $8,274,445
                                                ============        ============

                        LEADER MINING INTERNATIONAL INC.
                          INTERIM FINANCIAL STATEMENTS

                       NINE MONTHS ENDED DECEMBER 31, 2000


                 STATEMENT OF DEFERRED EXPLORATION EXPENDITURES

                                                       2000                1999
                                                       ----                ----

EXPENDITURES CAPITALIZED IN THE YEAR

     Mining claims and Geological                      $  0                $  0
     Exploration costs                               92,565             134,296
     General and Administrative                           0                   0
                                                     ------             -------
                                                     92,565             134,296

BALANCE, BEGINNING OF PERIOD                      8,004,148           8,100,428

LESS: EXPLORATION COSTS WRITTEN OFF                       0                   0
                                                     ------              ------

BALANCE, END OF PERIOD                           $8,096,713          $8,234,724
                                                ===========          ==========

                        LEADER MINING INTERNATIONAL INC.
                          INTERIM FINANCIAL STATEMENTS

                       NINE MONTHS ENDED DECEMBER 31, 2000

                         STATEMENT OF LOSS AND DEFICIT

                                                         2000               1999
                                                         ----               ----
REVENUE

 Management Fees                                      40,000                  0
 Equipment Rental Income                              10,800                  0
 Interest                                              5,246              3,572
                                                      ------             ------
 Total Revenue                                     $  56,046           $  3,572

EXPENSES

  Exploration Expenditures                                 0                  0
 General & Administrative Expense ( Note 1 )         390,411            173,666
                                                    --------            -------
 Total Expense                                       390,411            173,666

NET LOSS FOR THE YEAR                               (334,365)          (170,094)
                                                    ---------          ---------

DEFICIT, BEGINNING OF PERIOD                     (12,744,512)       (11,816,805)
                                                 ------------       ------------

DEFICIT, END OF PERIOD                          ($13,078,877)      ($11,986,898)
                                                =============      =============


Note 1: G&A includes legal, advertising and travel expenses totalled $178,103.

                        LEADER MINING INTERNATIONAL INC.
                          INTERIM FINANCIAL STATEMENTS

                       NINE MONTHS ENDED DECEMBER 31, 2000

                   STATEMENT OF CHANGES IN FINANCIAL POSITION

                                                         2000               1999
                                                         ----               ----
OPERATING ACTIVITIES

Net loss for the year                          ($    334,365)     ($    170,094)

Change in non-cash working capital balances         (311,971)          (176,618)
                                                    ---------          ---------

                                                    (646,336)          (346,711)
                                                    ---------          ---------

FINANCING

 Issuance of Common Shares                           533,525              3,275
 Proceeds from Sale of Capital Assets                      0                  0
 Advances from Shareholders and Directors              4,141             77,746
 Repayments to Shareholders and Directors                  0                  0
                                                     -------            --------
                                                     537,666             81,021
                                                     -------            --------
INVESTING

 Mineral Properties and Deferred
     Exploration Expenditures                         92,565            134,296
 Purchase of capital assets                              680                  0
                                                      ------            -------
                                                      93,245            134,296
                                                      ------            -------

INCREASE (DECREASE) IN CASH                         (201,915)          (399,987)

BANK BALANCE (OVERDRAFT), BEGINNING OF PERIOD        211,124            456,424
                                                     --------           -------
CASH, END OF PERIOD                                 $  9,210          $  56,438
                                                     =========         =========

CASH & SHORT-TERM DEPOSITS ARE COMPRISED OF:

 Cash                                                  9,210             28,538

 SHORT-TERM DEPOSITS                                       0             27,900
                                                     -------           ---------
                                                    $  9,210          $  56,438
                                                   =========          =========

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Leader Mining International, Inc.

February 9, 2001                                by:/s/Jasi Nikhanj
                                                  Jasi Nikhanj, President